April 28, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

McGraw Hill Financial, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the Securities and Exchange Commission on April 28, 2015.

Sincerely,

MCGRAW HILL FINANCIAL, INC.

/s/ Emmanuel N. Korakis
Name:	Emmanuel N. Korakis
Title:	Senior Vice President and Corporate Controller